hunniCo

Main Street | Retail | Female Founder | B2C | Food

Honey water is the next big thing in flavored water, a rapidly growing market!

HUNNIWATER.COM EDMONDS WASHINGTON



hunni
water
kindness
hunni
water
kindness
hunni
water
kindness



HunniCo. manufactures, markets and distributes a better-for-you portfolio of beverages that are good for you and good for the bees, too! We currently have a flagship store in Edmonds, WA and have two-fully developed product lines being sold in-store and online. Our mission is to support kindness through business. We are a socially-responsible... more

Karin Butler CEO @ hunniCo

Why you may want to support us...

1. 400K+ units pre-sold in 'proof-of-concept' phase.
2. Sold at Safeway, Albertsons, Kroger (QFC), Amazon, and more.
3. Secured National Distribution through DPI Specialty Food and Kehe, two of the nation's largest natural foods distributors.
4. Access to 37,000 retail points.
5. Company operated R&D/Innovation lab with dedicated bottling line. Fast speed-to-market times..=
6. First to market honey water.
7. Retail Store front and taste room open in scenic Edmonds, Washington.
8. We give back and support education, social equality, saving the bees and all acts of Kindness!

Why investors ❤ us

WE'VE RAISED $282,382 SINCE OUR FOUNDING

"Hunniwater has enormous potential. Excellent branding and extensive R&D will give them a sustainable competitive edge. If recent CPG acquisitions are an indicator, the sky's the limit!'

'Anonymous Industry Expert'

Serial Investor/Entrepeneur



Want to support people in business who also want to grow kindness in the world. Happy to help in any way I can.

Kyle Okimoto

Founder, Market Junctions. We help companies ignite authentic movements with passion and clear direction.



Cuz I believe in you. I have some wonderful memories at hunniCo and want to be a part of your dream. Congrats on reaching your goal and I look forward to news about hunniCo!

Margo Jodyne Dills

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Karin Butler

CEO

I am a Research Scientist, Social Champion and Mother of four. I have 10+ years of experience in all things beverage, to include R&D, Analytics, Project Management, Supply chain management and QC.



Eric Butler

Chief Operating Officer

Visionary with 10+ years Manufacturing, Production Management, Logistics and Beverage Consulting.



Brooks Gekler

Advisor

Division President for General Mills with experience with early stage entrepreneurial businesses.



Braedon Butler

Kindness Ambassador

Full heart with a knack for coding and creating. Also good at bringing the fun!



Lucas Fuentes

Graphic Designer

Amazing at graphic design and general humanity!



Robert Ohly

Advisor

One of our biggest supporters - we are thankful for his genius and guidance!

In the news

Happy accident leads Edmonds couple to make Hunniwater drink | HeraldNet.com

EDMONDS - The latest line of energy drinks by Karin and Eric Butler came about by accident.

September 22, 2017 @ heraldnet.com



My Edmonds Restaurant News: A sweet new store in Salish Crossing - My Edmonds News

Show of hands, readers: How many of you have been to a "Honey Tasting"? I'm sure many have attended a fair share of wine tastings, and with the recent addition of Scratch, our awesome local distillery, we can

February 19, 2016 @ myedmondsnews.com



Hunniwater: the Gateway to Detox?

In a market with a long professed love of natural, sustainable and healthful food and beverage and an equally strong penchant for small business, a manufacturer of raw honey-infused waters found an

January 16, 2014 @ HTTPS

Hunniwater Melon | Sip Northwest Magazine

The simplicity of a child's imagination was the spark for Hunniwater's ultra-refreshing beverage. Their blend of local honey and water provides the sweetness, health benefits and hydration a drink strives to acquire.

July 15, 2013 @ sipnorthwest.com

Downloads

- charcoal spec sheet.pdf
- Kindness Request Form.pdf
- Investment Schedule v1.pdf

What is HunniCo all about?

HunniCo is about Kindness and great tasting, all natural beverages!



Hi, we're the Butler family-the inventors of Hunniwater and owners of HunniCo! This photo was taken at the ribbon cutting ceremony for the HunniCo Flagship location in Edmonds, WA. We're a small, family-owned start-up with a big vision for honey water!

HunniCo is our company name and Hunniwater is our product line. We make Hunniwater in a myriad of flavors and formats in both still and sparkling varieties. It's healthy, delicious, and made with %100 love & kindness.

Our brand is committed to sending positive messaging into the world, from supporting social-equality to helping save the bees!

What We're Making

Hunni Co. is currently working on two major product lines: Hunniwater Kindness and Hunniwater Detox. We have multiple flavors of each and customer reception has been overwhelmingly positive thus far.


kind

Hunniwater Kindness (It's Kindness in a can!)

Hunniwater Kindness is sparkling honey water with a splash of fruit- it's healthy, bubbly and tasty. Kindness is good anytime and it really goes great with food. (Please note- "Drinking this may also cause kindness. Kindness is contagious and may spread to others!")

New Flavors include:

+ BeeKind (Original)- Honey Lemon-Honeydew

+ RedKind- Honey Watermelon-Cherry

+ PurpleKind- Honey Blackberry-Grape

+ GreenKind- Honey Green Apple-Lime

Hunniwater Detox

Hunniwater detox marries our dark, rich honey (full of vitamins and phytonutrients) with our favorite detoxifying ingredients. We have four flavors (listed below) that are currently available at select retail locations. Hunniwater Detox is just about ready for national distribution!

+ Honey-Lemon (Clarity, Immunity, Balance)

+ Honey-Matcha (Energy, Antioxidants, Metabolism boost)

+ Honey-Ginger Cayenne (Digestion, Immunity, Joint Health)

+ Honey-Cherry Charcoal (Recovery, Digestion, Toxin Flush)-Perfect if you 'over-do' it!



Up Next: Hunni-Hydrator

Hunni- Hydrator is one of our next planned product release. It was field tested by the Seattle Sounders last year and is scheduled to be released Summer 2019. We've tested the market and have developed 36 new production-ready line extensions with a myriad of flavors and formats.



Brad Evans testing Hunni-Hydrator


water
lime-ade
100% Natural

Hunni-hydrator Lime-ade

Our Flagship Store



The Hunni Co. flagship store is located in Edmonds, Washington and is a great venue to host community events and connect with customers.

Our HQ isn't just for sales: in the rear lobby we built an in-house innovation lab and bottling line. It allows us to develop new products quickly and get direct feedback from patrons visiting the storefront. We've worked tirelessly to perfect a well-rounded product portfolio that will retail in multiple channels.

Our Go-To-Market Strategy

An Omni-Channel distribution network and amazing retail partners, means you'll see HunniCo products everywhere!

Our Long-Term Vision

Rather than spend enormous resources on R&D, big CPG (Consumer Product Goods) companies are acquiring Better-for-you startups to add to their portfolios (and we're probably on their radars already).

HunniCo. is perfectly positioned to become a leading brand and the 'big boys' will inevitably seek to acquire us. In the meantime, we will focus on delivering the best products possible while continuing to grow across multiple retail channels. We will always do our best to share kindness along the way.

Invest in #KINDNESS

We hope to encourage kindness and inclusion through our products and see crowdfunding as an amazing way for people and communities to come together, support each other, and encourage entrepreneurship. Your investment gets us into full production. We will then maximize our distribution network and make Hunniwater Kindness available at schools, Universities, eateries and major retailers nationwide.


kind



Ready...Set...Grow!

We have 36 production-ready products, 400,000+ test units pre-sold & Access to 37,000 distribution points, we're ready to start a Hunni-Revolution!

36	37,000	400,000
New Innovative Products	Retail Points	Pre-Sold Test Units

Facts & Figures

The market for both flavored and sparkling water is huge! We plan on introducing the market to and becoming the industry leader in honey water!

$100 Billion+	$8 Billion+	+14.4%
Packaged beverage industry total	Sparkling Water global sales	Projected growth of coconut water market

$244 Million
LaCroix 2018 net sales

Quick word from our Founder,

With all the divisiveness and negativity happening these days, it's the perfect time to put a little kindness into the universe. We are a forward thinking company that aims to leverage our brand's success to create social change. We love to partner with like minded people.

Karin B

Investor Q&A

– COLLAPSE ALL

What does your company do?

HunniCo. manufactures, markets and distributes a better-for-you portfolio of beverages that are good for you and good for the bees, too! We currently have a flagship store in Edmonds, WA and have two-fully developed product lines being sold in-store and online. Our mission is to support kindness through business. We are a socially-responsible business, promoting education, social equality, and saving our bee population!

Where will your company be in 5 years?

We aim to transform the beverage landscape by delivering better-for-you options across multiple categories. We will maximize distribution and market an exciting portfolio of products that will retail in more than 30,000 locations.

You mentioned Hunniwater Kindness, what's that all about?

Profits are important but there's a lot more to this. We've decided to center our brand around kindness and think Crowdfunding is an amazing way to get everybody involved. We always want to give back and are committed to reach as many people as possible.

What makes Hunniwater different?

We are the first to market honey water and have a rare opportunity to establish the category and become a leading brand. We've spent considerable resources on R&D to make sure we stay at the forefront of innovation.

What's new about what you're doing and who are your biggest competitors?

Our competitors are coconut water, kombucha and natural/functional beverages like Bai. Sparkling water is also hot right now. Pure honey is naturally functional and it's featured in all of our products. We've developed a variety of better for you formulations to compete across multiple categories and we can't wait to share them. We're most excited about Hunniwater Kindness. It's sparkling, delicious and sends a wonderful message.

How big is the market?

Gigantic... Pre-packaged beverages are a 100 billion dollar industry. Consumers are moving away from sugary, artificial drinks and reaching for healthier options. Kombucha and Sparkling water sales are taking off and we feel like honey water is perfectly positioned.

What keeps you up at night?

We are in contact with several very large retailers and may need to produce a lot of inventory fast. Production costs can become quite expensive and maintaining good cash flow is a big concern.

How do you acquire customers?

Hunniwater tastes good and we've had success with sampling in the past. We will focus on in-store demos, product sampling and targeted giveaways. We will utilize social media and are super excited about our Kindness on Campus campaigns.

Can you tell us a little more about your Kindness on Campus Campaign?

A little kindness really does go a long way and each can of Hunniwater Kindness is a little reminder to bee kind.   We're in talks with several school districts and expect hunniwater Kindness to retail at more than 2500 Schools, Campuses and Universities nationwide. We can't think of a better place to share kindness.

Where do you source your honey?

We source our honey from real bee farmers and love to work with the little guys. We've developed great relationships and have a national network of honey suppliers. We can get 1lb of Orange Blossom honey from Florida or 100,000 lbs of Wildflower honey from Washington state. A portion of proceeds support bee pollinators and saving the bees!

Financials

hunniCo has financial statements ending December 31 2019. Our cash in hand is $49,266.77, as of December 2019. Over the three months prior, revenues averaged $4,036/month, cost of goods sold has averaged $2,980/month, and operational expenses have averaged $12,537/month.

At a Glance

January 1 to December 31

$38,160
Revenue

-$140,418
Net Loss

$0
Short Term Debt

$282,382
Raised in 2019

$49,267
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

HunniCo. manufactures, markets and distributes a better-for-you portfolio of beverages that are good for you and good for the bees, too! We have two-fully developed product lines being sold in-store and online. Our mission is to support kindness through business. We are a socially-responsible business, promoting education, social equality, and saving our bee population!

We aim to transform the beverage landscape by delivering better-for-you options across multiple categories. We will maximize distribution and market an exciting portfolio of products that will retail in more than 30,000 locations.

Milestones

HunniCo, Company was incorporated in the State of Washington in March 2018.

Since then, we have:

- launched four new skus of Kindness sparkling Hunniwater
- launched FitKind sparkling fit energy
- established scalable production
- secured third party warehousing and logistic partnerships
- 400K+ units pre-sold in 'proof-of-concept' phase.
- Sold at local retailers, Kroger (QFC), Amazon, and more.
- Secured National Distribution through DPI Specialty Food and Kehe, two of the nation's largest natural foods distributors.
- Access to 37,000 retail points.
- Company operated R&D/Innovation lab with dedicated bottling line. Fast speed-to-market times.
- First to market honey water.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $38,160 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was -170.01% in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $132,019, including $65,029 in cash. As of December 31, 2018, the Company had $0 in total assets, including $700 in cash.

- *Net Loss.* The Company has had net losses of $140,418 and net losses of $200 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $120,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

HunniCo, Company cash in hand is $49,266.77, as of December 2019. Over the last three months, revenues have averaged $4,036/month, cost of goods sold has averaged $2,980/month, and operational expenses have averaged $12,537/month, for an average burn rate of $11,481 per month. Our intent is to be profitable in 12 months.

There are no material changes or trends in finances or operations that have occurred since the date that our financials cover.

With increasing sales we will have increased needs for support and COGS. We plan on another Wefunder raise for 2020 after securing sales.

We plan to generate sales within the first 3 months by adding distribution to our new product lines. With favorable terms and efficient production, we will be able to generate sufficient revenue for operations. We may also provide R&D/Consulting services to other beverage and/or CPG companies for additional sources of capital. Other capital may be provided by personal savings.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -368%

Gross Margin: -170%

Return on Assets: -106%

Earnings per Share: -$0.02

Revenue per Employee: $19,080

Cash to Assets: 49%

Revenue to Receivables: ~

Debt Ratio: 0%

ProfitandLoss2019.pdf

Balance Sheet2019.pdf

StatementofCashFlows2019.pdf

Risks

1. Bee colony collapse could affect honey pricing which is our primary ingredient. Increased honey prices may lead to higher production costs and therefore higher cost of goods.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The food and beverage space is very competitive and we must secure and maintain shelf space in large retailers. We may face competition from copycat brands that compete for limited shelf space. Our success will ultimately be determined by consumer preference.

5. We may need to secure a significant amount of capital to finance future production runs. Furthermore, as distribution increases, additional capital may be needed to support marketing efforts. Growth may be impeded by a lack of necessary capital.

6. To manufacture our products at sufficient volumes, we must rely heavily on a network of contract bottlers and/or co-packers. Production delays may create out-of-stocks which jeopardize sales.

7. We are still in the proof-of-concept phase with a limited sales and operational history. Overall success may depend on several factors which are outside of our control.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bob Ohly	Vice President/CFO @ Caffe Ladro	2018

Officers

OFFICER	TITLE	JOINED
Karin Butler	CEO	2018
Eric Butler	COO	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$120,000	Priced Round
06/2019	$162,382	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	$45,000 Hunniwater Inventory, $2500 Marketing (including Kindness campaigns with current partnerships, campus and in-store demos/samplings and social media to harness our customers to spread Kindness), $2500 Wefunder fees
$350,000	$230,000 Hunniwater Inventory, $55,000 Marketing/Promotion (including Kindness campaigns with current partnerships, campus and in-store demos/samplings and social media to harness our customers to spread Kindness), $25,000 equipment, $22,500 Operations $17,500 Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	1,000,000	0	No
Class A Common Stock	9,000,000	9,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.